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                             BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                     December 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Series Trust VII
     Registration Statement on Form N-1A
     (File Nos. 333-62166; 811-10395)

Ladies and Gentlemen:

     This letter is to respond to comments we received from Mr. Dominic Minore of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A for Pioneer Series Trust VII (the "Registrant") relating to Pioneer Emerging Markets Local Currency Debt Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

I. GENERAL COMMENT

1.  COMMENT:  The Staff asked that the Registrant provide a letter to the
              Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

    RESPONSE: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

II. COMMENTS  APPLICABLE TO THE PROSPECTUS

A. FEES AND EXPENSES OF THE FUND

1.  COMMENT:  The Staff requested that the Registrant confirm that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months.

    RESPONSE: The Registrant confirms that the Fund does not intend to invest in other investment companies to the extent that Acquired Fund Fees and Expenses will represent 0.01% or more of the Fund's expenses during the next twelve months.


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2.  COMMENT:  The Staff requested that the Registrant file the Expense Limit
              Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table as an exhibit to the next Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

    RESPONSE: The Registrant confirms that it will file the Expense Limit
              Agreement with respect to the Fund referenced in Footnote 2 to the Fee Table as an exhibit to the next Post-Effective Amendment to the Registrant's Registration Statement relating to the Fund.

3.  COMMENT:  The Staff requested that the Registrant confirm in its response to the Staff's comments that neither Pioneer nor the Board of Trustees intends to terminate the Expense Limit Agreement with respect to the Fund during the next twelve months.

    RESPONSE: The Registrant confirms that neither Pioneer nor the Board of Trustees intends to terminate the Expense Limit Agreement with respect to the Fund during the next twelve months.

B.  PRINCIPAL INVESTMENT STRATEGIES

1. The Staff noted that the Registrant states that the Fund may invest in debt securities denominated in emerging market currencies, and that debt securities may include "instruments and obligations of governmental and government-related entities, including supranational organizations and those of corporate and other non-governmental entities."

a.  COMMENT:  The Staff requested that the Registrant identify each principal category of "instruments" in which the Fund intends to invest.

    RESPONSE: The Registrant notes that it provides substantial disclosure regarding the debt securities in which the Fund may invest and that additional disclosure would not be useful to shareholders. Accordingly, the Registrant respectfully submits that no additional disclosure is required.

b.  COMMENT:  The Staff requested that the Registrant clarify what it means by
              "government-related entities."

    RESPONSE: The Registrant has revised the disclosure to clarify that government-related entities include government agencies and instrumentalities, and supranational organizations.

c.  COMMENT:  The Staff requested that the Registrant clarify the parameters, if any, with respect to the Fund's investment in debt securities, including with respect to the market capitalization and/or credit quality of issuers.

    RESPONSE: The Registrant has added disclosure to clarify that the Fund may invest in debt securities of issuers of any market capitalization. The Registrant notes that it currently discloses that the Fund may invest in debt securities of any credit quality.

2.  COMMENT:  The Staff requested that the Registrant clarify why it states that the Fund invests a substantial portion of its assets in debt securities issued by emerging market governments and government agencies "due to the current market for debt securities denominated in emerging market currencies." The Staff asked the Registrant to clarify if it expected the "current market" to last indefinitely.

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    RESPONSE: The Registrant has deleted the disclosure referenced by the Staff.

3.  COMMENT:  The Staff requested that the Registrant identify each principal category of "instruments" to which it refers in the statement that the Fund may invest in "index-linked and inflation-linked securities and other fixed income securities or instruments that provide exposure to debt securities denominated in emerging market currencies, in addition to conventional debt securities, as well as loans."

    RESPONSE: The Registrant notes that it provides substantial disclosure regarding the securities in which the Fund may invest and that additional disclosure would not be useful to shareholders. Accordingly, the Registrant respectfully submits that no additional disclosure is required.

4.  COMMENT:  The Staff noted that the Registrant states that the Fund may invest in zero coupon securities and payment-in-kind securities, and requested that the Registrant expand on the tax risks related to the interest payments on such investments.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

5. The Staff noted that the Registrant states that the Fund may "hold non-U.S. currencies and purchase and sell forward currency exchange contracts in non-U.S. currencies. The Fund's currency and currency-related investments may be used to adjust overall currency exposures, including as a means of seeking incremental return."

a.  COMMENT:  The Staff requested that the Registrant clarify whether such investments will be used to satisfy the requirement that the Fund invest at least 80% of its net assets in debt securities denominated in emerging market currencies. To the extent the Fund uses such investments to satisfy its 80% test, the Staff requested that the Registrant disclose that the Fund will use the market value of such investments, rather than the notional value, for purposes of determining that the 80% test has been met.

    RESPONSE: [LET'S DISCUSS/CONFIRM.] The Registrant has added disclosure to address the Staff's request.

b.  COMMENT:  The Staff requested that, to the extent that forward currency exchange contracts and other derivatives utilized by the Fund have a leveraging effect on the Fund's exposure to specific investment opportunities, the Registrant disclose that the Fund's exposure to such investments may be several times the Fund's assets and therefore may result in greater price volatility to the Fund.

    RESPONSE: The Registrant has added disclosure with respect to the Staff's request.

c.  COMMENT:  The Staff requested that, to the extent that use of forward currency exchange contracts and other derivatives is a principal investment strategy of the Fund, the Registrant add disclosure to the prospectus stating that the Fund will segregate assets to maintain asset coverage for such derivative positions that have a leveraging effect on the Fund's portfolio.

    RESPONSE: The Registrant has added disclosure with respect to the Staff's request.

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d.  COMMENT:  The Staff requested that the Registrant revise in plain English the statement that the Fund may use such investments "as a means of seeking incremental return" and clarify whether the Fund may use such investments for speculative purposes.

    RESPONSE: The Registrant respectfully submits that the disclosure referenced by the Staff currently is in plain English and that no change to the disclosure is required. The Registrant notes that it has revised the disclosure to clarify that the Fund's use of currency and currency-related investments as a means of seeking incremental return may be considered a speculative technique.

6.  COMMENT:  The Staff requested that the Registrant confirm in its response to the Staff's comments that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) regarding derivatives related disclosure by investment companies.

    RESPONSE: The Registrant confirms that the disclosure in the prospectus regarding the Fund's use of derivatives addresses the considerations noted in the letter from the Division of Investment Management to the Investment Company Institute regarding derivatives-related disclosure by investment companies.

C.  PRINCIPAL RISKS OF INVESTING IN THE FUND

1.  COMMENT:  The Staff requested that the Registrant consider adding to the disclosure regarding "Risks of Non-U.S. Investments" in the summary section of the prospectus that less information about non-U.S. issuers or markets may be available and that withholding and other non-U.S. taxes may decrease the Fund's return.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

2.  COMMENT:  The Staff requested that the Registrant include an undertaking in its response to the Staff's comments that, to the extent that the Fund's investments in any one region or country represent more than 25% of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

    RESPONSE: The Registrant undertakes that, to the extent that the Fund's investments in any one region or country represent more than 25% of the Fund's assets, the Registrant will supplement the Fund's prospectus to disclose the specific risks of investing in such region or country.

3.  COMMENT:  The Staff noted that the Registrant's disclosure regarding
              "Leveraging Risk" states that "the value of your investment may be more volatile and other risks tend to be compounded if the Fund borrows or uses derivatives or other investments, such as ETFs, that have embedded leverage." The Staff asked if the Fund's use of borrowing or its investments in ETFs are principal investment strategies of the Fund and, if so, to expand the principal strategy and risk disclosure with respect to the Fund's use of borrowing and investments in ETFs.

    RESPONSE: The Registrant confirms that neither the Fund's use of borrowing nor its investments in ETFs are principal investment strategies of the Fund. The Registrant notes that the references to borrowing and to ETFs are included in the disclosure referenced by the

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              Staff as examples of investment practices that may result in leverage rather than as references to specific principal investment strategies. Accordingly, the Registrant respectfully submits that no additional disclosure is required.

4.  COMMENT:  The Staff requested that the Registrant revise the last sentence of the "Principal Investment Risks" section to state that "there are many other NON-PRINCIPAL factors that could adversely affect your investment and that could prevent the Fund from achieving its goals" or expand the disclosure in this section to address any other principal risks of investing in the Fund.

    RESPONSE: The Registrant notes that it currently discloses the principal risks of investing in the Fund in the Fund summary. The Registrant further notes that the disclosure referenced by the Staff does not suggest that the "other factors" referred to in such disclosure are principal risks. The Registrant respectfully submits that the additional disclosure suggested by the Staff would not be helpful to investors, and, accordingly, that no additional disclosure is required.

D.  TAX INFORMATION

1.  COMMENT:  The Staff noted that the Registrant states that "you normally will have to pay income taxes on the dividends and capital gain distributions you receive from the Fund, unless you are investing through a tax-deferred account, such as a 401(k) plan or individual retirement account." The Staff requested that the Registrant revise the disclosure to clarify that an investor normally will pay taxes on dividends and capital gain distributions when such distributions are withdrawn from such tax-deferred accounts.

    RESPONSE: The Registrant has revised the disclosure referenced by the Staff to state that the Fund intends to make distributions that may be taxed as ordinary income or capital gains, tracking the language provided in Item 7 of Form N-1A.

E.  MORE ON THE FUND'S INVESTMENT OBJECTIVE AND STRATEGIES

1.  COMMENT:  The Staff noted that the Registrant states that the Fund's investment objective may be changed without shareholder approval and that the Fund will provide notice prior to implementing any change to its investment objective. The Staff requested that the Registrant disclose the amount of advance notice the Fund will provide to shareholders before changing its investment objective.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

2.  COMMENT:  The Staff requested that the Registrant revise the disclosure regarding "Cash Management and Temporary Investments" to indicate that the Fund may be prevented from achieving its investment objective when the Fund takes temporary defensive positions.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

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F.  INVESTMENT ADVISER

1.  COMMENT:  The Staff requested that the Registrant delete the statement that, to the extent that the Commission adopts a rule that would supersede the Fund's manager-of-managers exemptive order, or would provide greater flexibility than the order, Pioneer and the Fund intend to rely on such rule. The Staff noted that such statement is speculative and that the Commission has no current plans to adopt such a rule.

    RESPONSE: The Registrant has deleted the disclosure referenced by the Staff.

G.  NET ASSET VALUE

1.  COMMENT:  The Staff requested that the Registrant delete the references to the valuation of senior loans in the "Net Asset Value" section of the prospectus since the Registrant does not discuss investments in senior loans in the "Principal Investment Strategies" section.

    RESPONSE: The Registrant notes that it states in the "Principal Investment
              Strategies" section that the debt securities in which the Fund may invest include loans. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

H.  CONCENTRATION POLICY

1.  COMMENT:  The Staff noted that the Registrant states that "except as permitted by exemptive or other relief or permission from the SEC, SEC Staff or other authority of competent jurisdiction, the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any one industry." The Staff noted that, in its view, the Fund's formulation of its concentration policy reserves the Fund's freedom of action to concentrate in an industry, and that reserving the right to concentrate in a particular industry or group of industries without limitation is prohibited by Section 8(b)(1) of the 1940 Act. The Staff requested that the Registrant revise the Fund's concentration policy so as not to reserve the Fund's freedom of action to concentrate in an industry.

    RESPONSE: The Registrant acknowledges the Staff's comment. The Registrant notes that, as currently formulated, the concentration policy provides that the Fund may not make any investment if, as a result, the Fund's investments will be concentrated in any industry unless the SEC, SEC Staff or other authority of competent jurisdiction permits the Fund to do so. Thus, it is the Registrant's understanding that the Fund does not itself have the freedom to make any such investment unless the SEC, SEC Staff or other authority take affirmative action to permit such investment. Accordingly, the Staff respectfully submits that no change to the Fund's concentration policy is required.

2.  COMMENT:  The Staff requested that the Registrant revise the disclosure regarding tax-exempt funds that invest 80% of their assets in tax-exempt securities to clarify that such funds will characterize investments in revenue bonds by the types of projects from which such revenue is derived.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

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3.  COMMENT:  The Staff noted that the Registrant states that "when identifying industries for purposes of its concentration policy, the Fund may rely upon available industry classifications. As of the date of the SAI, the Fund relies on the MSCI Global Industry Classification Standard (GICS) classifications, or with respect to certain securities, another third-party classification system. Exchange-traded funds may be classified based on the underlying securities." The Staff requested that the Registrant specify the "certain securities" and the "third-party classification system" that will be used, and also specify the classification system that will be used on the underlying securities of exchange-traded funds.

    RESPONSE: The Registrant has added disclosure to address the Staff's request.

     Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                      Sincerely,

                                      /s/ Jeremy Kantrowitz
                                      ---------------------
                                      Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

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                                                                       Exhibit A

                            PIONEER SERIES TRUST VII
                                60 State Street
                          Boston, Massachusetts 02110

                                     December 7, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

     Re:   Pioneer Series Trust VII
           Registration Statement on Form N-1A
           (File Nos. 333-62166; 811-10395)

Ladies and Gentlemen:

     In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 21 to the Registration Statement on Form N-1A of Pioneer Series Trust VII (the "Registrant"), filed on September 28, 2012 with respect to its series Pioneer Emerging Markets Local Currency Debt Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

   (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

   (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

   (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,

                                        Pioneer Series Trust VII

                                        By: /s/ Christopher J. Kelley
                                            ---------------------------
                                            Name:  Christopher J. Kelley
                                            Title: Secretary